Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces that CPV, a subsidiary of OPC, has
Signed a Memorandum of Understanding and Purchase and Sale Agreement to Increase
Holdings in Two Power Plants in its Energy Transition Business

Singapore, July 21, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) subsidiary OPC Energy Ltd. (“OPC”) announced on July 14, 2024 that CPV Group LP (“CPV”), a 70%-owned subsidiary of OPC, is in negotiations with two parties to acquire their ownership interests in two natural gas-fired power plants in the PJM market in which CPV already has an interest (the “Projects”), thereby increasing CPV’s ownership interests in the Projects.

OPC has now announced that CPV has executed a non-binding Memorandum of Understanding with a binding exclusivity period of 90 days (“MOU”) with one party and a purchase and sale agreement (“PSA”) with another party to purchase significant interests in CPV Shore Holdings, LLC (“Shore”) (which may result in CPV owning up to approximately 70% of Shore, if the acquisition is completed) and in CPV Maryland, LLC (“Maryland”) (which may result in CPV owning up to approximately 75% of Maryland, if the acquisition is completed) (together, the “Transactions”).

The total amount required in connection with the Transactions, if completed, is expected by OPC to be approximately $210 million to $240 million, the main portion of which is in connection with the increase in ownership interest contemplated by the MOU.

OPC further announced that the increase in ownership contemplated by the MOU is subject to the execution of an agreement, and the closing of the Transactions is subject to receipt of regulatory approvals, which are expected in the second half of 2024.

For further information, see Kenon’s Report on Form 6-K furnished on July 14, 2024.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the MOU and PSA to acquire additional interests in the Projects, including expected terms of the Transactions, the expected increase in ownership interest in the Projects (if the Transactions are completed), the expected cost and conditions to completion and expected timing of receipt of regulatory approvals and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to whether CPV enters into an agreement for the Transaction contemplated by the MOU, whether the Transactions are completed on the terms described herein or at all and the timing of completion, the amounts to be paid for the Transactions, risks relating to the increase in ownership in the Projects if the Transactions are completed, risks related to conditions to completion including receipt of regulatory approval and the timing of receipt of such approvals, and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.